The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION     February 18, 2009

                    Pricing Supplement dated March [ ], 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]         $

                     Royal Bank of Canada

                     Buffered Bullish Digital Notes
                     Linked to the S&P 500(R) Index, due September 9, 2010



     Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Underlying Index:             The S&P 500(R) Index (the "Index")

Bloomberg Ticker:             SPX

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 March 4, 2009

Issuance Date:                March 9, 2009

Initial Index Level:          [  ] (The closing level of the Index on the
                              Pricing Date)

Digital Coupon:               15.125%

CUSIP:                        78008GE24

Observation Dates:            The Final Valuation Date

Automatic Call:               Inapplicable

                              Automatic Call:          If, on any Observation
                                                       Date, the closing level
                                                       of the Index is greater
                                                       than the Call Barrier
                                                       Level, then the notes
                                                       will be automatically
                                                       called for a cash payment
                                                       per note equal to the
                                                       Call Payment Amount,
                                                       payable on the Call
                                                       Settlement Date.  (We
                                                       refer to the day upon
                                                       which the Automatic Call
                                                       occurred as the "Call
                                                       Date".)

                              Call Payment Amount:     Principal Amount +
                                                       (Principal Amount x Call
                                                       Coupon)

                              Call Monitoring Period:  Not Applicable

                              Call Barrier Level:      The Initial Index Level

                              Call Settlement Date:    The third business day
                                                       after the Call Date or,
                                                       if the Call Date is the
                                                       Final Valuation Date, the
                                                       Maturity Date subject to
                                                       postponement as described
                                                       under "General Terms of
                                                       the Bullish Buffered
                                                       Enhanced Return Notes -
                                                       Maturity Date."

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the Index and will be calculated in
                              the following manner:

                              If, at maturity, the Final Index Level is greater than the Initial Index Level, then the investor will receive an amount equal to a) the Principal Amount plus b) the Principal Amount multiplied by the Digital Coupon.

                              If, at maturity, the Final Index Level is less than or equal to the Initial Index Level but not less than the Initial Index Level by more than the Buffer Percentage, then the investor will receive the Principal Amount only.

                              If, at maturity, the Final Index Level is below the Initial Index Level by more than the Buffer Percentage, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                              Principal Amount + (Principal Amount x (Percentage Change + Buffer Percentage))

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                   Final Index Level - Initial Index Level
                                   ---------------------------------------
                                             Initial Index Level

Final Valuation Date:         September 3, 2010, subject to extension for market
                              and other disruptions

Maturity Date:                September 9, 2010, subject to extension for market
                              and other disruptions

Term:                         Eighteen (18) months

Final Index Level:            The closing level of the Index on the Final
                              Valuation Date

Buffer:                       Unleveraged buffer

Buffer Percentage:            20%

Buffer Level:                 [ ] (80% of the Initial Index Level)

Principal at Risk:            These Notes are NOT principal protected. Investors
                              in these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the Index level from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Bullish
                              Buffered Enhanced Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered
                              Enhanced Return Notes dated November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.


                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     %                $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $5.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $40.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Underlying Index used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Index Level and Final Index Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20%, a Digital Coupon of 15.125% and that no market disruption event has occurred.


Example 1--    Calculation of the payment at maturity where the Percentage
               Change is positive.
               Percentage Change:       2%
               Payment at Maturity:     $1,000 + ($1,000 x 2%) = $1,000 + $20 =
                                        $1,020; however, because the Percentage
                                        Change is positive, the payment at
                                        maturity will equal the digital coupon
                                        amount of $1,151.25.
               On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,151.25, a 15.125% return on the Notes.



Example 2--    Calculation of the payment at maturity where the Percentage
               Change is negative but not less than the Buffer Amount of -20%.
               Percentage Change:       -10%
               Payment at Maturity:     At maturity, the Final Index Level is
                                        less than the Initial Index Level BUT
                                        not less than the Buffer Amount,
                                        therefore; the Payment at maturity will
                                        equal the Principal Amount.
               On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000.00, a 0% return on the Notes.



Example 3--    Calculation of the payment at maturity where the Percentage
               Change is negative and is less than the Buffer Amount -20%.
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [$1,000 x (-25% + 20%)] =
                                        $1,000 - $50 = $950.
               On a $1,000 investment, a -25% percentage change results in a payment at maturity of $950, a -5% return on the Notes.

                   Information Regarding the Underlying Index

Please refer to the description of the S&P 500(R) Index description beginning on page PS-34 of the product prospectus supplement dated November 12, 2008 for a full description of the Index.

Historical Information

The graph below sets forth the historical performance of the Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Index. The information provided in this table is for the four calendar quarters of 2006, 2007, and 2008, as well as for the period from January 1, 2009 through February 17, 2009.

We obtained the information regarding the historical performance of the Index in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('99 - '08)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
  Period-Start           Period-End            Level of the             Level of the            the Reference
      Date                  Date              Reference Asset         Reference Asset               Asset
      ----                  ----              ---------------         ---------------               -----
     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            11/25/2008               1167.03                  741.02                   857.39

     1/1/2009             2/17/2009                943.85                  789.17                   789.17


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 9, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

              Linked to the S&P 500(R) Index, due September 9, 2010





                                 March [ ], 2009